Exhibit 1

OI S.A. – In Judicial Reorganization

CNPJ/MF 76.535.764/0001-43

NIRE 33.30029520-8

Publicly-held company

NOTICE TO SHAREHOLDERS

End of the term for the exercise of the preemptive right

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), in continuity with the information disclosed in the Material Fact dated March 5, 2018, in Appendix 30-XXXII disclosed on the same date, and in the Notice to Shareholders disclosed on June 11, 2018, hereby informs its shareholders and the market that the term for the exercise of the preemptive right by the Company's shareholders to subscribe to the common shares to be issued in the capital increase, by means of Capitalization of Unsecured Credits of Qualified Bondholders (“Credit Capitalization” or “Capital Increase”), as approved by the Board of Directors meeting held on March 5, 2018, ended on July 16, 2018.

During the period of exercise of the preemptive right, 73,985  common shares issued by the Company were subscribed to, all of which nominative shares with no nominal value, at the issue price of R$ 7.00 (seven reais) per share, totaling R$ 517,895.00. As a result, 5,636 warrants will be issued and delivered as an additional benefit to the shareholders that exercised their preemptive rights.

In the coming days, the Company will verify, together with its advisors and institutions contracted, the result of the subscription of new common shares, and the corresponding warrants, by the holders of Unsecured Credits of Qualified Bondholders by means of the capitalization of their respective credits, and it expects to complete such process by July 20, 2018. Upon the process conclusion, the Board of Directors will meet to verify the total number of shares that were subscribed to by the holders of Unsecured Credits of Qualified Bondholders and the shareholders in the exercise of their preemptive rights. In view of such result, the Board of Directors will deliberate on the total or partial ratification of the Capital Increase or the opening of the term for apportionment of any unsubscribed shares.

The Company will keep its shareholders informed regarding the matters described in this Notice to Shareholders.

Rio de Janeiro, July 17, 2018

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer